Exhibit (h)(8)

[Citi letterhead]

March 26, 2015

TD Asset Management USA Funds, Inc.

31 West 52nd Street, 21st Floor

New York, NY 10019

RE:	Consent to Assignment of Transfer Agency Agreement

1.            Background. Reference is made to (i) that certain Transfer Agency Agreement dated as of December 18, 2006 (as amended, modified or supplemented from time to time, the “Agreement”) by and between TD Asset Management USA Funds, Inc. (the “Client”) and Citi Fund Services Ohio, Inc. (“Citi” and, with the Client, the “Parties”). A copy of the Agreement, including all applicable amendments, modifications and supplements, is attached hereto as Exhibit A.

2.            Citi Transaction with SunGard. As we have discussed, SunGard Investment Systems LLC (“SIS”) and SunGard Investor Services LLC (“Purchaser”), an affiliate of SIS, intend to effect a transaction with affiliates of Citi (the “Transaction”) pursuant to that certain Transfer Agreement, dated as of December 19, 2014 (the “Transfer Agreement”) entered into by and between an affiliate of Citi and SIS. Under the terms of the Transfer Agreement, Citi and certain of its affiliates will assign and transfer to Purchaser certain assets and liabilities related to Citi’s U.S. transfer agency business, including rights under the Agreement and liabilities and obligations under the Agreement arising after the consummation of the Transaction (other than those relating to acts or omissions of Citi or its affiliates prior to such time), and Purchaser will agree to accept and assume such rights, liabilities and obligations. Citi agrees that with respect to any matters or events that may occur prior to the consummation of the Transaction, Citi’s indemnification obligations under Section 9(b) of the Agreement shall remain in effect after the Transaction pursuant and subject to the terms of the Agreement, including Section 30(e) thereto related to survival of obligations.

3.            Citi Request for Consent to Assignment. By means of this letter, Citi requests that the Client: (i) provide its consent (effective as of the consummation of the Transaction) to Citi’s assignment of the Agreement to Purchaser, (ii) agree that the assignment and the Transaction shall not constitute a breach of the Agreement, and (iii) waive any right to terminate the Agreement as a consequence of the assignment thereof and the Transaction (collectively, the “Consent to Assignment”).

4.            Consent to Assignment and Amendment; Confidentiality. Client hereby provides its Consent to Assignment, on its own behalf and on behalf of any funds or other affiliates named in the Agreement. Client also agrees to keep confidential the existence and contents of this letter, including without limitation, the existence of, and all details relating to, the Transaction, including the Transfer Agreement and the transactions contemplated thereby (until and unless the Transaction is made public or unless and until the Client is obliged under applicable law to disclose the Transaction or any details thereof). Citi agrees to keep confidential the existence and contents of this letter, provided, however, that Citi may share the existence and contents of this letter with Purchaser.

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Please sign this letter in the space provided below to indicate your agreement with the terms hereof and return a fully executed copy to me; if you have any questions, you may contact me at (212) 723-2174 or at irimga.mckay@citi.com.

Sincerely,

Citi Fund Services Ohio, Inc.

By:	/s/Jay Martin
Name:	Jay Martin
Title:	President

Acknowledged and Accepted:

TD Asset Management USA Funds, Inc.

By: /s/ Mike Thorfinnson

Name: Mike Thorfinnson

Title: President and Chief Executive Officer

Date: March 26, 2015

Exhibit A to Consent

[Agreement previously filed]